MASTER CONTRACT FOR SUPPLY OF GOODS AND/OR SERVICES N° TGP_RP_CTR072692 PART 1 – FORM OF AGREEMENT The Master Contract is made between: (1) TOTAL GLOBAL PROCUREMENT, a company incorporated and existing according to the laws of France, with company registration no 539 072 819 RCS NANTERRE and having its registered office located at 2, place Jean Millier La Défense, 92400 Courbevoie, France, acting for the benefit of its Affiliated Companies in the domain of Marketing and Services, Refining & Chemical, Exploration & Production, Gas Renewable and Power, who may profit from this Framework Agreement by an Implementing Agreement/Order (“Customer Signatory”) and (2) Maxeon Solar Pte. Ltd., a company incorporated under the laws of Singapore, whose registered office is located at 8 Marina Boulevard Unit 05-02, Marina Bay Financial Centre, Singapore 01898, registered under company number 202010491K (“Supplier Signatory”). WHEREAS: A Supplier Group is engaged in the business of providing the Goods and/or the Services and represents that it has the required skills and knowledge in providing the Goods and/or the Services. B In reliance upon such skills and knowledge, Customer Signatory and its Affiliates may procure the Goods and/or Services from Supplier Group. C Upon request of Customer Signatory or any of its Affiliates, Supplier Signatory has agreed to provide, or to procure that its Affiliates provide, the Goods and/or the Services in accordance with the Contract. Now in consideration of the mutual promises set out in this Contract, the Parties hereby agree as follows: (1) In the Master Contract, all capitalised words and expressions shall have the meanings given to them in this Part 1 - Form of Agreement or elsewhere in the Master Contract. (2) The following Parts shall be deemed to form and be read and construed as part of the Contract, and shall be read as one document: Certain information has been omitted from the exhibit because it is both not material and would likely cause competitive harm to the registrant if publicly disclosed. The omissions have been indicated by (“[***]”).

In case of conflict, inconsistency or ambiguity between these different parts, the order of precedence indicated below shall apply: 1. Order Request/Order (which incorporates the terms of the Form of Agreement, General Terms and Specific Terms by reference, except to the extent the provisions of an Order Request/ Order which has been accepted by the Supplier conflict, in which case the provisions of that Order Request/ Order shall prevail and control) 2. Form of Agreement 3. Specific Terms Part Contents PART 1 Form of Agreement PART 2 Form of Order Request PART 3 General Terms (“GT”), including: Schedule 3.1 Goods List Schedule 3.2. N/A Schedule 3.3. Payment Terms Schedule 3.4. Prevention of illegal employment policy Schedule 3.5 Anti-corruption policy Schedule 3.6. Fundamental principles of purchasing Schedule 3.7. HSE Schedule 3.8. Insurances Schedule 3.9. Module inspection, testing criteria, defects, and quality plan Schedule 3.10.Manufacturer’s warranties Schedule 3.11. N/A Schedule 3.12. Model of down payment bond Schedule 3.13. Model of performance bond Schedule 3.14. Model of letter of creditSchedule 3.15 Supplier’s documents PART 4 Specific Terms

4. General Terms (3) Customer Signatory or any of its Affiliates may request that a member of Supplier Group provide Goods and/or Services in accordance with the Master Contract. Supplier shall procure that members of Supplier Group shall accept such orders and shall provide the Goods and/or Services as provided in the Contract. (4) The Master Contract shall apply from October 1st 2021 (the “Effective Date”), and remain in full force and effect for a period of Three (3) years unless: (i) terminated earlier in accordance with its terms; or (ii) extended in accordance with Clause (5) of this Part 1 – Form of Agreement (“Term”). (5) Customer Signatory may extend the Master Contract for two (2) successive terms not to exceed one (1) year each, by giving notice in writing, one (1) months before the end of the initial period specified in Clause (4) of this Part 1 – Form of Agreement or, if applicable, one (1) months before the end of each extended term. No compensation shall be owed to Supplier in the event the Master Contract is not extended. (6) Unless otherwise notified by each Party in Part 4 – Specific Terms of the Contract (which, in either case, shall take precedence over this Clause 6 of this Part 1 – Form of Agreement), the addresses for service of notice in accordance with this Master Contract shall be, or otherwise notified by each Party: Supplier Signatory Customer Signatory Maxeon Solar Pte. Ltd., c/o Kai Strohbecke 8 Marina Boulevard Unit 05-02, Marina Bay Financial Centre, Singapore 01898 TotalEnergies Global Procurement c/o Nicolas Payer 9 Place des Vosges, 92924 Paris La Défense Cedex France Kai.Strohbecke@maxeon.com nicolas.payer@totalenergies.com (7) N/A (8) No provision of the Master Contract shall be deemed to confer any exclusivity in favour of Supplier or to constitute a commitment from Customer Signatory or its Affiliates to submit any Order Request or to purchase Goods and/or Services.

The authorised representatives of the Parties have executed the Master Contract upon the dates indicated below: For: Maxeon Solar Pte. Ltd. For: TotalEnergies Global Procurement (Supplier Signatory Name) (Customer Signatory Name) Name: Kai Strohbecke Name: Nicolas Payer Title: Chief Financial Officer Title: Chief Procurement Officer Date: __________________ Date: __________________

PART 2 – FORM OF ORDER REQUEST FOR THE PURCHASE OF PV Modules ORDER NO. XXX Date : …………………………………………. This order is subject to the provisions of Master Contract no. XXX of day/month/year which was entered into between [Name of the TOTAL entity signatory of the Contract] and the [Name of the Supplier entity signatory of the Contract], and which shall be incorporated into this Order Request by reference hereto. [NAME OF CUSTOMER] whose registered office is located at […………………………….] And [NAME OF SUPPLIER] whose registered office is located at […………………………….] 1 PURPOSE AND DESCRIPTION OF PV MODULES The Supplier is appointed to provide the following [Goods][Services]: The Parties agree on a planned quantity of XX Modules to be supplied for [name of project] according to the specifications and datasheet attached to this Order, and following a binding delivery schedule as further set out below. Within fifteen calendar days following the Supplier’s receipt of this Order, Supplier shall confirm such order. 2 FINANCIAL TERMS AND CONDITIONS 2.1 PRICE The price payable for the [Goods][Services] pursuant to this Order is - Unit price of the Modules: […] US dollars/Wp - Total price for the Modules: […] US dollars (hereinafter the “Order Price”) Such prices are fully inclusive of all cost, firm and non-revisable, and shall include all taxes other than VAT. 2.2 PAYMENT TERMS The payment terms shall be those set out in Part 4 – Specific Terms. 2.3 INVOICING ADDRESS AND BANK DETAILS 3 DELIVERY OF THE MODULES 3.1 DELIVERY SITE AND INCOTERMS The Modules shall be delivered to the following address: […]

Or at any other address of which the Customer gives notice in the event the Customer moves to new premises during the term of this Order. Deliveries of Modules shall be made on an [insert the applicable Incoterms] basis, in accordance with the 2010 Incoterms edition. 3.2 DELIVERY DATES The Modules shall be delivered according to the following delivery schedule: Batch 1: xx Wp delivered on xx Batch 2: xx Wp delivered on xx … 3.3 PACKAGING AND PV MODULES CLASSIFICATION Prior to shipment, the Supplier shall sort the Modules into 3 PMP categories (max power) and allocate to pallets accordingly. The categories shall be constituted as follows: - Pmp <xx wp at STC (category A) - Pmp between xx wp and xx wp at STC (category B) - Pmp > xx wp at STC (category C) The three categories above are for reference only and the Supplier can modify the sorting rule weekly and try best to make each category have a balanced quantity. 3.4 DOCUMENTATION No shipment shall leave without the following documentation to be provided by the Supplier relating to the delivered modules: (a) Datasheets (b) Bill of materials (c) IEC61215 certificate (d) IEC61730 certificate (e) Sand and dust certificate (IEC60068) (f) Ammonia certificate (IEC62716) (g) Salt mist certificate (IEC61701 severity 6) (h) PID certificate (i) Modules installation manual The Supplier shall provide the following documents to the Customer before each batch of Modules is shipped: (j) Itemized packing list (k) Flash test list 4 DAMAGES FOR LATE DELIVERY AND MISPERFORMANCE If the Supplier fails to deliver any or all of the Modules by the dates of delivery specified in this Order the Customer may apply liquidated damages as set out in Part 4 – Specific Terms.

5. COOPERATION OF THE PARTIES Primary Contact Persons Appointed by the Customer: Mr./Mrs. ….., tel.:…….., email address …… Appointed by the Supplier: Mr./Mrs. ….., tel.:…….., email address … ………………………………………………….. for and on behalf of Customer We hereby acknowledge receipt of the Order : ………………………………………………….. for and on behalf of Supplier

PART 3 - GENERAL TERMS 1 DEFINITIONS AND INTERPRETATION ................................................................................................ 9 2 SCOPE OF CONTRACT ...................................................................................................................... 12 3 MASTER CONTRACT AND OBLIGATIONS OF SUPPLIER SIGNATORY................................................... 12 4 AMENDMENTS TO GOODS LIST AND/OR SERVICES LIST ................................................................... 13 5 ORDER REQUESTS AND ORDERS ...................................................................................................... 13 6 SEVERAL LIABILITY .......................................................................................................................... 13 7 GOODS ........................................................................................................................................... 13 8 SERVICES ........................................................................................................................................ 15 9 ACCEPTANCE OF GOODS AND/OR SERVICES .................................................................................... 15 10 SUPPLIER’S OBLIGATIONS ............................................................................................................... 16 11 OTHER OBLIGATIONS ...................................................................................................................... 17 12 AUDITS AND ACCOUNTING ............................................................................................................. 17 13 PRICE, INVOICING AND PAYMENTS ................................................................................................. 17 14 LATE PERFORMANCE OR MISPERFORMANCE .................................................................................. 18 15 INTELLECTUAL PROPERTY ............................................................................................................... 18 16 CONFIDENTIALITY ........................................................................................................................... 19 17 LIABILITY AND INDEMNITIES ........................................................................................................... 20 18 INSURANCE .................................................................................................................................... 20 19 TERMINATION ................................................................................................................................ 21 20 FORCE MAJEURE ............................................................................................................................. 23 21 ASSIGNMENT .................................................................................................................................. 24 22 SUBCONTRACTING .......................................................................................................................... 24 23 TOTAL PRODUCTS ........................................................................................................................... 24 24 GENERAL PROVISIONS .................................................................................................................... 24 25 THIRD PARTY RIGHTS ...................................................................................................................... 26 26 GOVERNING LAW AND DISPUTE RESOLUTION ................................................................................. 26 27 ECONOMIC SANCTIONS AND EXPORT CONTROL .............................................................................. 26 1 DEFINITIONS AND INTERPRETATION 1.1 DEFINITIONS In the Contract, the following terms shall have the meanings set out below unless the context requires otherwise: Affected Party has the meaning assigned to it in Clause 27. Affiliate means in relation to an entity, any other legal entity that Controls, is Controlled by, or is Controlled by an entity that Controls a Party. Applicable Laws means all laws, ordinances, rules, regulations, by-laws, decrees, instruments, orders and the like, including the Sanctions Laws / Regulations, whether of governmental or other authorities or agencies having jurisdiction over the Parties, the Goods or Services, or the Site, or any of them, and which are or may become applicable. References to any Applicable Law shall be construed to include a reference to that law as from time to time modified, amended, extended, re-enacted or consolidated, whether before or after the date of the Contract and any subordinate legislation made pursuant to that law.

Conform means the Goods and/or Services: (a) conform with (i) the specifications and description of the Goods and/or Services provided pursuant to the Contract; (ii) Good Industry Practice; and (iii) any Applicable Laws, and (b) are (i) free from defects in design, material and workmanship; and (ii) fit for any purpose intended under the Contract. Contract means (as the context may require) the Master Contract and/or an Order. Control means the direct or indirect ownership of more than fifty percent (50%) of voting rights or of the registered capital, and a “Change of Control” is deemed to include any contribution, assignment, merger or other operation which modifies the Control, whether directly or indirectly, of the Party. Controls or Controlled shall be construed accordingly. Customer means Customer Signatory or any of its Affiliates submitting an Order Request for provision of Goods and/or Services. Effective Date for purposes of the Master Contract has the meaning given in Part 1 – Form of Agreement. Force Majeure means the occurrence of any act, event or circumstance (or any combination of acts, events, or circumstances) which is unforeseeable, insurmountable and outside the reasonable control of the Party which invokes it (taking all reasonable steps to minimise such effects), and which renders such Party unable to comply with (in whole or in part) of its obligations under the Contract. However, Force Majeure shall not include any event or circumstance set out in Clause 19.4(a) of any Party, strikes (except national or regional strikes), lock-outs or other industrial disputes or actions affecting Supplier or its Subcontractors and their respective Personnel, and/or any failure to make any payment due in accordance with the Contract and/or the enactment and/or implementation and/or enforcement of Sanctions Laws / Regulations. Good Industry Practice means any circumstances, practices, methods and procedures and that degree of skill, diligence, prudence and foresight which would reasonably be expected to be observed by a professional, skilled and experienced contractor engaged in carrying out activities the same as, or similar to, those contemplated under the Contract under the same or similar circumstances. Goods means the goods or products (or any part of them) as described in the Contract, and in particular in the Order Request, or any specification for the Goods that is agreed in writing by the Parties. Mandatory Policies means Customer’s policies, including: (a) any specific internal site policies and procedures provided to Supplier or any member of Supplier Group by Customer in respect of a Site; (b) prevention of illegal employment policy (as set out in SCHEDULE 3.4; (c) anti-corruption policy (as set out in SCHEDULE 3.5 ); (d) fundamental principles of purchasing (as set out in SCHEDULE 3.6 ); and (e) hygiene, safety, and the environment policy (as set out in SCHEDULE 3.7 ). Master Contract means the contract between Supplier Signatory and Customer Signatory in respect of the provision of Goods and/or Services as described in Part 1 – Form of Agreement. Order means the contract between Supplier and Customer formed when such Customer submits an Order Request to such Supplier, for the provision of the Goods and/or Services as described in the said Order Request.

Order Request means an order request issued by Customer for the provision of Goods and/or Services from a member of Supplier Group either substantially similar to the form attached to this Master Contract or issued electronically by the Customer to the Supplier. Parties or Party means in relation to the Master Contract, the Customer Signatory and/or the Supplier Signatory collectively or individually, and in relation to an Order, the Customer and/or the Supplier collectively or individually, under such Order. Personnel means directors, officers, employees, agents. Restricted Person means any individual or entity listed, of 50% or more (direct or indirectly) owned or controlled by (if control is used under the relevant Sanctions Laws / Regulations) any party listed, on a Sanctions List. Sanctions Authority means any competent authority of: (a) the United States of America; or (b) the European Union; or (c) the Republic of France in charge of the enactment, administration, implementation and enforcement of Sanctions Laws / Regulations. Sanctions Laws / Regulations means any applicable economic, financial or trade sanctions laws, regulations, embargoes or other restrictive measures enacted, administered, implemented and/or enforced from time to time by any Sanctions Authority or an agency thereof. Sanctions List means any of the lists of designated sanctions targets whose assets are frozen and maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury (the specially designated nationals or blocked persons lists), by the European Union (the consolidated list of persons, groups and entities subject to Sanctions Laws / Regulations) or the Republic of France, each such list as amended, supplemented or substituted from time to time. Services means the services to be provided by Supplier to Customer as described in the Contract, and in particular in the Order Request and SCHEDULE 3.2 . Site means the location(s) where the Goods and/or the Services are required to be provided, as may be set out in the relevant Order Request. Specific Terms means the specific terms and conditions in PART 4 of the Contract. Subcontractor means subcontractors of any tier of Supplier performing any part of Supplier’s obligations under the Contract. Supplier means any member of Supplier Group who receives an Order Request. Supplier Group means Supplier Signatory and any of its Affiliates and any of their respective Personnel, or Subcontractors. 1.2 INTERPRETATION (a) At any time and unless expressly stated otherwise, when the following expressions and description and derivatives thereof appear in any part of the Contract, they shall be construed as indicated below: (i) “including”, “included”, “such as” and the like shall be deemed to be completed by the expression “but not limited”;

(ii) “report”, “request”, “submit”, “notify”, “instruct”, “instruction”, “inform”, “consent”, “approve”, “approval”, “approved” and the like shall be deemed to be completed by the expression “in writing”; and (iii) “property” and “equipment” shall be deemed to include property and equipment owned, operated, hired, leased or otherwise provided by the relevant person. (b) Where the context so requires, the singular includes the plural and vice versa. (c) Headings and table of contents are inserted only for convenience and shall not in any way limit or govern the construction of the Contract. (d) Approval or instruction by Customer shall in no way be construed as relieving Supplier or Supplier Signatory (as the case may be) of any its obligations, responsibilities or liabilities under the Contract or otherwise. (e) “In writing” or “written” means any communication made by letter, notice, email or through any electronic ordering or invoicing system as detailed in the Contract. (f) References to any person, including a Party, include that person’s successors in title and transferees (unless the transfer to the successor in title or transferee was in breach of the Contract). References to the Contract or any other document are references to the Contract or that other document, as varied, novated, supplemented or replaced from time to time. (g) Each provision of the Contract shall be construed as having been negotiated by the Parties and as though all Parties participated equally in the drafting of the same. Consequently, the Parties acknowledge and agree that any rule of construction that a document is to be construed against one of the Parties shall not be applicable to the Contract. 2 SCOPE OF CONTRACT 2.1 The scope of the Contract is the provision of Goods and/or Services. 2.2 When Supplier is providing Goods only, terms and conditions applicable to the Services only and all references to them shall be deemed to be deleted. 2.3 When Supplier is providing Services only, terms and conditions applicable to the Goods only and all references to them shall be deemed to be deleted. 2.4 When Supplier is providing Goods and Services, then all terms and conditions of the Contract shall apply. 3 MASTER CONTRACT AND OBLIGATIONS OF SUPPLIER SIGNATORY 3.1 By entering into the Master Contract, Supplier Signatory agrees that Customer Signatory or any of its Affiliates may submit an Order Request to a member of Supplier Group for the provision of Goods and/or Services. 3.2 The Term of the Master Contract is set out in PART 1 – Form of Agreement. 3.3 The Goods and/or Services are listed in SCHEDULE 3.1 and/or SCHEDULE 3.2 and their applicable prices for such Goods and/or Services (if any) are listed in SCHEDULE 3.3 . 3.4 Supplier Signatory shall procure that where a member of Supplier Group receives an Order Request from any Customer, such member of Supplier Group shall acknowledge its receipt and shall provide the relevant Customer with the requested Goods and/or Services pursuant to the terms of the GTs and the Specific Terms, on the basis of the prices agreed in the Master Contract.

4 AMENDMENTS TO GOODS LIST AND/OR SERVICES LIST Customer Signatory may, at any time, request in writing to Supplier Signatory that the list of Goods in SCHEDULE 3.1 and/or the list of Services in SCHEDULE 3.2 is amended. Any such amendment shall be made in accordance with Clause 24.6 of the GTs. 5 ORDER REQUESTS AND ORDERS 5.1 When no prices have been agreed for Goods and/or Services under SCHEDULE 3.3 , Customer may request a price quotation from Supplier before sending an Order Request and Supplier shall respond to such request within fourteen (14) days. 5.2 The Order Request shall refer to the GTs and any Specific Terms of the Master Contract related to such Order Request which shall be incorporated by reference thereto. 5.3 Unless terminated earlier, any Order shall become effective from the date set out in the Order Request or when submitted by Customer and shall continue in force until the date set out in such Order Request or until all obligations under such Order have been fulfilled. 5.4 Should the Master Contract terminate or expire before completion of performance of any Order, such Order shall remain in force and the provisions of the Master Contract will continue to apply to that Order until completion of performance of such Order. For the avoidance of doubt, only Customer Signatory may terminate the Master Contract, and any Customer to an Order may terminate the relevant Order in each case in accordance with their relevant terms. 6 SEVERAL LIABILITY There will be no joint and several liability between Customer (or Customer Signatory), on the one hand, and any of their respective Affiliates on the other hand. Consequently, Customer Signatory shall remain solely responsible for the performance of its obligations towards Supplier Signatory under the Master Contract, and, in respect of each Order, the relevant Customer shall remain solely responsible for the performance of its obligations towards the relevant Supplier. 7 GOODS 7.1 This Clause 7 shall apply in respect of the provision of Goods only. Delivery of Goods 7.2 Unless otherwise agreed by the Parties, the Goods shall be delivered at the place (“Delivery Place”) and on the date specified in the Order Request during normal business hours (“Delivery Date”). Customer shall be entitled to modify the Delivery Place and Delivery Date by prior notice to Supplier. 7.3 Any partial delivery is subject to Customer’s prior written consent. 7.4 Supplier shall be responsible for packing and transporting the Goods at its own costs to the Delivery Place. 7.5 Packing shall be compliant with Good Industry Practice and appropriate for the Goods and the means of transport used to prevent any damage to the Goods during transport, handling and storage at Delivery Place. The Goods shall be duly identified and labelled by Supplier in compliance with the Contract and Applicable Laws. Failure to deliver 7.6 Without prejudice to Customer’s rights in Clause 14, if Supplier believes it may not be able to deliver the Goods by the Delivery Date, Supplier shall immediately notify Customer and provide reasons for such delay and appropriate corrective measures.

7.7 Should Supplier fail to deliver the Goods by the Delivery Date, Customer, at its sole discretion, (i) shall be entitled to late performance damages as provided under Clause 14.1 and/or (ii) has the right to have such Goods provided by a third party. The direct and documented costs incurred by Customer in connection with the provision of the Goods by such third party shall be payable by Supplier. Transfer of ownership and risk of Goods 7.8 Ownership of the Goods shall transfer from Supplier to Customer when the Customer pays for the Goods or part thereof in accordance with Part 4 - Specific Terms. 7.9 The risk in the Goods shall pass to Customer as per the latest edition of the Incoterms stipulated in the Contract (or, if no Incoterm is specified, as per “Delivered Duty Paid - named place of destination” (DDP), in accordance with the latest edition of Incoterms), without prejudice to any right of rejection which may accrue to Customer under the Contract. 7.10 The Goods shall be delivered free from any and all mortgages, pledges, security interests, liens, levies, charges, claims, conditions, equitable interests, options, or other encumbrance or restriction of any kind whatsoever. Warranties in relation to Goods 7.11 Supplier and/or Supplier Signatory warrants the availability of the Goods during the Term. 7.12 Supplier warrants that the Goods shall comply in all respects with the Contract, and that they shall Conform Should any of the Goods not Conform within either (i) twelve (12) months from the date when such Goods are used for the first time , or (ii) eighteen (18) months from the Delivery Date of such Goods, whichever period ends first (“Goods Warranty Period”), and Supplier is so notified during such Goods Warranty Period, then Supplier shall replace or rework, as directed by Customer and at Customer's sole discretion, the Goods that do not Conform, within the timeline specified by Customer with minimum disruption to Customer’s operations. 7.13 Replacement or rework of the Goods shall be carried out at Supplier’s cost and risk, and shall include expenses and costs relating to packing, transportation to or from Supplier’s manufacturing location, assistance to remove or install, and tests when necessary to confirm that such Goods Conform. 7.14 Supplier warrants the Goods replaced or reworked in accordance with Clause 0 shall comply with the Contract and Conform. The Goods Warranty Period shall be extended in respect of such Goods for a duration equivalent to the period during which the Goods were being replaced or reworked or made unavailable or during which Customer’s operations were interrupted, whichever lasts longer. Should any of such Goods be found not to Conform within such extended Goods Warranty Period, then Clause 0 shall apply. 7.15 Should Supplier fail to diligently and satisfactorily carry out the replacement or rework of the Goods as provided in Clauses 0 and 7.13, Customer has the right to have the replacement or rework performed by a third party upon Customer’s prior notice to Supplier. The direct and documented costs incurred by Customer in connection with the replacement or rework by such third party shall be payable by Supplier. Rework or replacement by a third party under this Clause shall not relieve Supplier from its warranty obligations under the Contract. 7.16 The warranties under this Clause 7 shall not apply to the extent that Supplier demonstrates that replacement or rework of the Goods results from: (a) normal wear and tear; or (b) damage caused by a third party, or by a Customer’s misuse unless such damage or misuse is due to acts, omissions, faulty instructions or negligence of any member of Supplier’s Group.

8 SERVICES 8.1 This Clause 8 shall apply in respect of the provision of Services only. Warranties in relation to Services 8.2 Supplier warrants that from the date of acceptance of any Services in accordance with the Contract for a period of twenty-four (24) months (the “Services Warranty Period”), if any Service is required to be re-performed, Supplier shall re-perform such Service at no additional cost to Customer. 8.3 Should any of the Services be re-performed, the Services Warranty Period shall be extended for a new period of twenty-four (24) months in respect of such re-performed Services from the date when such re-performance was completed in accordance with the Contract. 8.4 Should Supplier fail to diligently perform or re-perform the Services, Customer has the right to have such Services performed by a third-party subject to Customer’s prior notice to Supplier. The direct and documented costs incurred by Customer in connection with the performance by such third party shall be charged back to Supplier. Performance by a third party under this Clause shall not relieve Supplier from its warranty obligations under the Contract. 9 ACCEPTANCE OF GOODS AND/OR SERVICES 9.1 Acceptance of Goods and/or Services shall occur when: (a) Customer has inspected such Goods and/or Services to see whether the Goods and/or Services Conform, and (b) only once all elements of the Goods and/or Services as described in the Contract have been provided to Customer. 9.2 Acceptance of Goods and/or Services shall take place in accordance with the following procedures: Acceptance without reserves (a) Acceptance without reserve shall occur when Customer confirms in writing that it accepts the Goods without reserves. Acceptance with reserve(s) (b) Should Customer identify Goods and/or the Services that do not Conform, and decide at its own discretion that such Goods and/or Services can be reworked, then Customer has the right to either: (i) accept such Goods and/or Services with reserve(s), in which case Supplier shall carry out the rework necessary to remedy the reserves within the period given by Customer. If at the end of this period, Supplier has not satisfactorily carried out the rework (without prejudice to Customer’s right to terminate the Contract in accordance with Clause 19), Customer may either: (a) upon Customer’s prior notice, perform itself or cause a third party to perform, at Supplier’s costs and risk; or (b) require Supplier not to remedy all or part of the reserves and to provide a reduction in the price(s) payable for the relevant Goods and/or Services; in any case, Customer shall be entitled to late performance damages pursuant to Clause 14; or (ii) refuse to accept the Goods and/or Services in accordance with Clause 9.2(c).

Refusal (c) Customer may refuse the Goods and/or Services if Goods do not Conform and/or if the Services are not performed in accordance with the Contract. In such case, Customer may terminate the Contract in accordance with Clause 19. (d) Acceptance of Goods and/or Services by Customer (with or without reserve(s)), or the refusal to accept Goods and/or Services shall be recorded in a written document dated and signed by both Parties. 9.3 The Supplier shall remain fully responsible for any defects or for any non-Conformity whatsoever which were not apparent at the time of Acceptance despite any inspection or acceptance by the Customer and shall not reduce or otherwise affect Supplier's obligations and warranties under the Contract. 10 SUPPLIER’S OBLIGATIONS General 10.1 Supplier shall, and shall ensure that its Personnel, its Subcontractors and their Personnel shall perform the Contract: (a) in accordance with the time schedule set out in the Contract and, if not specified, then promptly; (b) in compliance with Good Industry Practices, any Applicable Laws, and Mandatory Policies; (c) by exercising all care, skill and diligence to prevent damage to Customer’s Site or property; and (d) as an independent contractor and neither Supplier nor any of its Subcontractors nor any of their Personnel shall be deemed for any purpose to be Customer’s Personnel. Duty to inform 10.2 Supplier shall ensure it is aware of: (a) any foreseeable external factors and conditions (including but not limited to technical conditions); and (b) any risks connected with the Goods and/or Services, including but not limited any hygiene, safety and environmental risk, that may affect the performance of the Contract and shall inform Customer and provide any advice mitigating such factors, conditions or risks regardless of Customer’s knowledge or expertise. Careful examinations of Customer information 10.3 Supplier shall carry out a careful examination of information provided by or on behalf of Customer for the provision of Goods and/or Services, including any updated versions of any Mandatory Policies, and Supplier shall inform Customer of any anomalies or omissions. Customer shall not be liable for the accuracy and completeness of such information. Authorisations 10.4 Supplier warrants that it and its Subcontractors shall, in compliance with Applicable Laws, maintain at their own costs during the Term all statutory registrations, approvals and authorisations granted by public authorities or professional organisations required to perform its obligations under the Contract (“Authorisations”). Customer has the right to request Supplier to provide evidence of Authorisations prior to the commencement of any provision of Goods and/or Services. In the event, any Authorisation becomes invalid for any reason whatsoever, Supplier shall immediately inform Customer of the same and Customer shall be entitled to terminate the Contract in accordance with Clause 19. 11 OTHER OBLIGATIONS 11.1 Other obligations, if any, shall be addressed in the Specific Terms. 12 AUDITS AND ACCOUNTING 12.1 Subject to prior notice to Supplier, Customer shall be entitled, at any time, to conduct, or have conducted by third party, audits at Supplier’s or its Subcontractors respective facilities to ensure Supplier and/or its Subcontractors are in compliance with their obligations under the Contract (“Audits”). Information obtained during any Audit shall not be used for any purpose other than such Audit. Supplier shall provide Customer with all assistance necessary for conducting such Audits. Customer has the right during any Audits to copy any records and accounts for verification of any sum payable under the Contract. 12.2 Such Audit shall not reduce or otherwise affect: (i) Supplier’s obligations, liabilities and warranties under the Contract, (ii) Supplier’s status of independent contractor as provided in Clause 10.1, and (iii) Customer’s right to refuse any Goods and/or Services. 12.3 Supplier shall safely keep, and cause its Subcontractors to keep, in accordance with generally accepted accounting practice, accurate detailed records and accounts relating to the Contract for an accurate audit and verification of any reimbursable costs, for the duration of the Contract and for a period of two (2) years from its termination or expiry. 13 PRICE, INVOICING AND PAYMENTS Payment, price and taxes 13.1 In consideration for the provision of the Goods and/or Services, Customer shall pay Supplier the prices as specified in SCHEDULE 3.3 or in the Order. Such prices are fully inclusive of all cost, firm and non-revisable, and shall include all taxes other than VAT. 13.2 Supplier shall be solely responsible and liable for all taxes, imposts, levies, fees, stamps, customs duties and dues of any kind which may be assessed or levied by whatsoever authorities on Supplier (“Taxes”), its Affiliates, Subcontractors and Personnel in any country in connection with the performance of the Contract, including any taxes which Customer may be obligated to withhold from its payments to Supplier in accordance with Applicable Laws. 13.3 Supplier shall defend, indemnify and hold Customer and its Affiliates harmless from and against any claim, demand, cause of action, proceedings, judgements, award (including reasonable legal fees, costs and expenses and sums paid by way of settlement), liability, loss, expense, penalty, fine and damages and the like arising from, relating to, or in connection with the performance, mis- performance or non-performance of the Contract. In respect of Clause 13.2. Supplier represents that, in setting its prices for the supply of Goods and/or Services under the Contract, it has taken into account all Taxes for which it is liable in accordance with this Clause. Invoicing 13.4 Supplier shall issue invoices to be sent to Customer’s address as specified in the Order Request and in the currency specified in the Contract. Such invoices shall comply with SCHEDULE 3.3 and SCHEDULE 3.5 , any other instruction of Customer and Applicable Laws. 13.5 Upon Customer’s request, Supplier shall set up an electronic invoicing system, using a platform specified by Customer. Each Party shall enter into an agreement with such provider and each Party shall bear their own costs for the use of such platform.

13.6 In addition to the requirements of Applicable Laws, invoices shall contain the following information: • Supplier’s EU VAT code if any; • references or identification number of the Contract; • the period for which the invoice relates; • the amounts due by Customer; • the basis on which the amounts due have been calculated; • the description and quantity of all Goods and/or Services provided; • the nomenclature, the net weight in kilograms, the transportation mode and the country of origin of the Goods; • if necessary, copies of documentation in support of the amounts invoiced; and • the relevant Order reference number. 13.7 Customer shall pay non-disputed invoices by means of electronic transfer of funds (or other agreed method) within thirty (30) days from the last day of the month in which the invoice was issued. 13.8 Any undisputed invoice due and payable by Customer shall bear interest thereon from the due date of such invoice, calculated: (a) for invoices governed by the mandatory French laws on payment term, at the rate equal to three times the French legal interest rate in effect in France; or (b) for any other invoices, at the average rate (for the period of delayed payment) of the three (3) months European Inter Bank Offered Rate (as published by the Banque de France) or its substitute as may be agreed by the Parties, plus one percent (1%). Disputed invoices 13.9 In the event Customer disputes all or part of an invoice, Customer shall send a notice to Supplier specifying the reasons for its refusal to pay. Customer shall have no obligation to pay any disputed amount until such dispute is resolved between the Parties; in that case, Supplier shall correct the invoice and submit it to Customer for payment in accordance with this Clause 13. Set-offs 13.10 Customer shall have the right at its sole discretion to offset amounts owed by Supplier against amounts payable by Customer under the Contract. 14 LATE PERFORMANCE OR MISPERFORMANCE 14.1 Should Supplier fail to deliver the Goods and/or Services by the Delivery Date or fail to provide Goods and/or Services that Conform, Supplier shall pay upon notice the amounts set out in SCHEDULE 3.3 (or otherwise in the Contract). 14.2 Payment of such amounts shall be without prejudice to the other rights and remedies of Customer under the Contract or at law. 15 INTELLECTUAL PROPERTY Specific Elements 15.1 In consideration for Customer's payment of the price specified in the Contract, Supplier shall assign to Customer, and warrants the assignment by its Personnel, its Subcontractors and their Personnel of, all intellectual property rights relating to any specific elements provided to comply with Customer’s specifications, including but not limited to plans, studies, models, designs and drawings, user guides, technical documentation, manuals, and documents (“Specific Elements”). 15.2 The assignment as provided in Clause 15.1 shall occur when such Specific Elements are created and shall be exclusive, world-wide, perpetual, royalty-free, transferable, and shall include all rights to exploit such Specific Elements: the rights of reproduction, representation, translation, adaptation and sale, on all media and for all forms of use and exploitation Standard elements 15.3 In case the Goods and/or Services contain standard elements, which are not developed specifically for Customer or any of its Affiliates, protected by intellectual property rights (including but not limited to standard plans, manuals, documents and software), delivered to Customer by Supplier, in consideration for the remuneration included in the price specified in the Contract, Supplier grants Customer, any of its Affiliates that may be beneficiaries of the Contract and third parties acting on behalf of Customer, a personal and non-exclusive, royalty-free, worldwide, perpetual, transferable right to use, reproduce, represent, translate, repair and adapt such standard elements for the needs of Customer and any of its Affiliates. 15.4 In case of transfer by Customer to a third party of any equipment or any material or asset, which embodies or uses a standard element, the above Customer’s right to use shall be transferred to such third party at no additional cost. Infringement of intellectual property rights 15.5 Supplier warrants that it and its Subcontractors, is either the owner of all intellectual property rights relating to any delivered elements or that it has been granted all necessary licences from third parties owning these intellectual property rights, to enable Customer to freely use and exploit such elements in accordance with the provisions of this Clause 15. Supplier shall and shall ensure that its Personnel and Subcontractors shall not infringe or cause Customer to infringe any third party’s intellectual property rights. This warranty shall not apply if Supplier can demonstrate that the infringement alleged is attributable to Customer. 15.6 Supplier shall indemnify and hold Customer harmless from and against any and all claims, costs, damages, expenses or legal action by third parties arising out of or in connection with any infringement or any other breach of their intellectual property rights. 15.7 In the event of a risk of a claim or legal action, Supplier shall take all steps necessary to ensure that the risk of infringement is eliminated, shall inform Customer thereof and shall take into account Customer’s business constraints. 15.8 In case an allegation is made that Customer may not use an element which forms part of any Goods and/or Services without infringing a third party’s intellectual property right, Supplier shall, at its own cost and at the sole option of Customer, either replace the element in respect of which such allegation is made, or modify such element so that the infringement or any other breach no longer exists, in compliance with the specifications applicable to such element. Such replacements or modifications shall be performed within periods compatible with Customer’s needs. Should Supplier fail to make such replacements or modifications, Supplier shall reimburse Customer for the price of such Goods and/or Services. 15.9 The above provisions do not affect the Customer's right to claim damages from the Supplier and/or terminate the Contract in accordance with the provisions of Clause 19. 16 CONFIDENTIALITY 16.1 All information supplied by Customer to Supplier in connection with the Contract shall be kept confidential (unless and until released by Customer) and Supplier shall not disclose such information to anybody except as provided in this Clause. This Clause 16.1 shall not apply to information which, as evidenced by Supplier: (a) is already in the public domain at the time of disclosure; or (b) is required to be disclosed under Applicable Laws (provided Supplier shall give notice to Customer prior to such disclosure). 16.2 Supplier shall limit access to such information and data to those of its Personnel reasonably requiring the same for the performance of the Contract and that Supplier shall not use any of such information and data in any way other than for the aforesaid purpose. Supplier shall ensure that its Personnel and Subcontractors are bound by confidentiality undertakings equivalent to those contained in this Clause 16. 16.3 Supplier shall neither refer to nor use Customer’s business name or trademarks for any reason whatsoever, without the prior, explicit and written authorisation of Customer. 16.4 Any failure to comply with the provisions of this Clause 16 shall be considered a material breach by Supplier, and may cause immediate damages to Customer and Customer shall therefore be entitled to take any necessary legal steps, including the remedies of injunction, specific performance and other equitable relief for any breach or threatened breach of this Clause (and any such remedy shall not be deemed to be the exclusive remedy for such breach or threatened breach). Supplier shall defend, indemnify and hold harmless Customer and any of its Affiliates from and against any and all claims suffered or incurred in respect of the above confidentiality obligations. 16.5 Supplier shall be liable for any disclosure of such information and data howsoever arising by any of Supplier Group’s Personnel. 16.6 The provision of this Clause 16 shall apply mutatis mutandis to any information supplied by Customer Signatory to Supplier Signatory in connection with the Master Contract. 17 LIABILITY AND INDEMNITIES 17.1 Subject to any Liability provisions contained in the Part 4 - Specific Terms (if any), each Party shall: (a) be liable for any damage (including any injuries, death, damage to or loss of property) that (i) it, its Personnel, and with respect to Supplier any Subcontractors cause to the other Party or to a third party and/or (ii) is arising out of or in connection with the performance, misperformance or non- performance of the Contract (whether caused by negligence, breach of statutory duty, tort, wilful misconduct or other fault); and (b) defend, indemnify and hold harmless the other Party and its insurers from and against any damage, cost and/or liability that the other Party may suffer in this respect. 18 INSURANCE 18.1 Supplier shall take out and maintain in force and shall procure that any Subcontractor takes out and maintains in force and effect with reputable insurers such insurance policies as may be necessary in accordance with Good Industry Practice to insure Supplier against all manner of risks that might arise out of the acts or omissions of Supplier or otherwise in connection Supplier’s performance of its obligations under the Contract, including those insurances detailed further in SCHEDULE 3.8 , at their own expenses throughout the Term. 18.2 The insurance amounts indicated in SCHEDULE 3.8 are minimum requirements and not limits of liability. They should not be construed as Customer's consent to limit Supplier's financial liability in excess of the amounts specified in SCHEDULE 3.8 .

18.3 Prior to providing any Goods and/or Services and at each insurance policy’s renewal required throughout the duration of the Contract, Supplier shall provide Customer with the certificate(s) issued by its insurer or by its insurance broker certifying the existence of the insurance policies required in accordance with the Contract, the insured amounts, the type of coverage and the period of cover of the policy or policies. 18.4 Supplier’s insurances shall contain provisions whereby the insurers waive their rights of subrogation against Customer and any of its’ Affiliates and their respective insurers to the extent of the liabilities and indemnities assumed by Supplier under the Contract. 18.5 Supplier shall: (a) not by its acts or omissions cause any insurance cover or policy to become void or voidable; and (b) immediately notify Customer of any cancellation notice received from any insurer or of any material change in cover type or amount of insurance. 19 TERMINATION Termination due to Supplier’s default 19.1 Upon prior notice to Supplier Signatory, Customer Signatory shall have the right to terminate the Master Contract without indemnity or liability of any nature to Supplier Signatory in the following cases: (a) material breach of the Contract by Supplier Signatory; (b) a series of breaches of the provisions of this Master Contract by Supplier Signatory, which when taken together amount to a material breach; (c) the Supplier Signatory has suffered any event or circumstance set out in Clause 19.3(a); (d) incapacity or prohibition or cessation of operations of Supplier Signatory for any reason whatsoever; (e) non-compliance with the provisions of any Applicable Laws by Supplier Signatory; and (f) failure to comply with any of the Mandatory Policies. 19.2 Upon prior notice to Supplier, Customer shall be entitled to terminate an Order without indemnity or liability of any nature to Supplier in the following cases: (a) material breach of the Contract by Supplier; (b) a series of breaches of the provisions of the Contract by Supplier, which when taken together amount to a material breach; (c) if Customer becomes aware, that Supplier will be unable to provide the Goods and/or Services by the date agreed in the relevant Order; (d) total or partial non-completion of the obligations incumbent on Supplier under the Contract after notification to Supplier of the breach and requesting him to remedy the default within a reasonable time limit set by Customer, (e) the Master Contract has been terminated by Customer Signatory for any of the reasons in Clause 19.1; (f) Supplier has suffered any event or circumstance set out in Clause 19.4(a); (g) incapacity or prohibition or cessation of operations of Supplier for any reason whatsoever;

(h) non-compliance with the provisions of any Applicable Laws by Supplier; and (i) failure to comply with any of the Mandatory Policies. 19.3 In case of termination of the Contract in accordance with Clause 19.1 or 19.2: (a) Customer shall only be liable to pay Supplier, as full and final compensation under the Contract or otherwise, the amount due for Goods delivered and Conform and/or Services performed by Supplier and Conform and accepted by Customer prior to the date of termination, in compliance with the Contract; and (b) Customer may have performed all or part of the outstanding obligations under the Contract by another supplier and to invoice Supplier for the difference in price between (i) the cost incurred by Customer; and (ii) the cost Customer would have incurred if Supplier had fully performed the Contract, and Customer shall be entitled to all direct and documented costs and damage (including additional managerial expenses and administrative services) suffered by Customer in connection with such termination; and (c) any monies due to Customer pursuant to this Clause 19.3 shall be paid to Customer within thirty (30) days from the last day of the month in which the invoice was issued, failing which such amounts outstanding shall accrue interest at the rate in Clause 13.8 from the due date of such invoice until the date that such outstanding amounts are paid in full. Termination due to Change of Control or insolvency of Supplier 19.4 Without prejudice to any other rights under the Contract, Customer may terminate the Contract at any time by serving notice: (a) unless contrary to any statutory provision of public order, if Supplier is the subject of any of the following events or circumstances: (i) it is unable to pay its debts as they fall due or admits inability to pay its debts; (ii) it stops or suspends, or threatens to stop or suspend, making payments with respect to all or any class of its debts or it suspends or ceases, or threatens to suspend or cease, carrying on all or a substantial part of its business; (iii) it makes a proposal for or enters into any compromise or arrangement with its creditors other than for the sole purpose of a scheme for a solvent amalgamation with one or more other companies or a solvent reconstruction; (iv) a petition is filed, a notice is given, a resolution is passed, or an order is made, for or in connection with its winding up other than for the sole purpose of a scheme for a solvent amalgamation with one or more other companies or a solvent reconstruction; (v) an application is made to court, or an order is made, for the appointment of an administrator, or if a notice of intention to appoint an administrator is given or if an administrator is appointed, over it; (vi) a person becomes entitled to appoint a receiver over its assets or a receiver is appointed over its assets; or (vii) any event occurs, or proceeding is taken, with respect to it in any jurisdiction to which it is subject that has an effect equivalent or similar to any of the events mentioned in (i) to (vii) (inclusive). (b) if Supplier undergoes a Change of Control. 19.5 If Customer terminates the Contract in accordance with Clause 19.4, Customer shall pay Supplier the amount due for Goods delivered to Customer and/or for Services performed by Supplier prior to the date of termination. Such payment shall constitute the full and final compensation payable by Customer under the Contract and Supplier shall have no claim against Customer for such termination.

Termination at Customer’s convenience 19.6 Without prejudice to the other provisions of the Contract, Customer may at its discretion terminate the Contract at any time by serving notice but shall in such case: (a) pay Supplier the amount due for Goods delivered to and/or for Services performed by Supplier and accepted by Customer prior to the date of termination; (b) reimburse Supplier for all costs reasonably and irrevocably incurred and paid or committed in good faith as evidenced by supporting documents in respect of the Goods or Services ordered but not delivered or performed (as applicable) on such termination; (c) pay Supplier five per cent (5%) of the difference between (i) the price Supplier would have received for full performance of the Contract, including any outstanding or partially performed Order, and (ii) the aggregate of the amounts already paid to Supplier in accordance with Clause 19.6(a) and (b). 19.7 Such payments in accordance with Clause 19.6 shall constitute the full and final compensation payable by Customer to Supplier under the Contract and Supplier shall have no claim against Customer for such termination. Termination for prolonged Force Majeure event 19.8 Without prejudice to any other provisions of the Contract, Customer may terminate the Contract at any time by serving notice if an event of Force Majeure continues for more than thirty (30) days. 19.9 If Customer terminates the Contract in accordance with Clause 19.8, Customer shall (a) pay Supplier the amount due for Goods delivered to and/or for Services performed by Supplier and accepted by Customer prior to the date of termination; and (b) reimburse Supplier for all costs reasonably and irrevocably incurred and paid or committed in good faith as evidenced by supporting documents in respect of the Goods or Services ordered but not delivered or performed (as applicable) on such termination. 19.10 Such payments in accordance with Clause 19.9 shall constitute the full and final compensation payable by Customer to Supplier under the Contract and Supplier shall have no claim against Customer for such termination. 20 FORCE MAJEURE 20.1 None of the Parties shall be deemed to be in breach of its contractual obligations for any delay in performance of, or for any failure to perform, any obligation, in whole or in part, under the Contract to the extent that this delay, non-performance or failure results from or is due to Force Majeure. Force Majeure shall only relieve the affected Party from its obligations under the Contract to the extent and for such period as the said Party is prevented or delayed from performing its obligations. Each Party shall bear all its own expenses resulting from the occurrence of Force Majeure. 20.2 The affected Party shall immediately notify the other Party in writing. Such notice shall include: (a) details of the occurrence and nature of the relevant act, event or circumstance claimed by it to constitute Force Majeure; and (b) an estimate of the duration such act, event or circumstance is likely to persist in respect of its obligations affected (if possible). 20.3 Any Party whose obligations have been suspended under the foregoing provisions of this Clause 20 shall: (a) notify the other Party as soon as practicable after the Force Majeure event has ceased; (b) resume performance of its obligations under the Contract as soon as reasonably practicable; (c) use reasonable endeavours to remedy the situation as quickly as possible; and (d) notify the other Party when such resumption is expected to occur and when it does occur. 21 ASSIGNMENT 21.1 No member of the Supplier Group shall assign, novate or otherwise transfer its rights and obligations under a Contract to any third party, in whole or in part, without the prior written consent of the relevant Customer. The assigning party shall remain jointly and severally liable with its assignee towards the relevant Customer for the full performance of the relevant Contract. 21.2 Customer shall be entitled to assign, novate or otherwise transfer its rights and obligations under the Contract to any of its’ Affiliates, upon notice to Supplier. 21.3 In the event of a Change of Control of Supplier, Supplier shall promptly notify Customer thereof. 22 SUBCONTRACTING 22.1 Except as provided in this Clause 22, Supplier shall not subcontract any of its obligations under the Contract. 22.2 Should Supplier wish to subcontract part of its obligations under the Contract, it shall send a prior written request to Customer specifying: (a) any details regarding the proposed Subcontractor including any relevant qualifications; and (b) the obligations under the Contract that Supplier wishes to subcontract. 22.3 Supplier shall prohibit its own Subcontractors from subcontracting any obligations under the Contract, except as approved by the Customer. 22.4 Supplier shall be responsible for the performance of its Subcontractors in accordance with the Contract. Supplier shall defend, save, indemnify and hold Customer harmless from and against any consequences arising from Subcontractors’ non-compliance with the requirements of the Contract and any claim made by its Subcontractors, their suppliers or their respective Personnel. 23 TOTAL PRODUCTS As far as legally permissible, Supplier shall, in the performance of the Contract, procure and use, and require that its Subcontractors procure and use, products and services marketed by Customer or any of its Affiliates, including marine, road and aviation fuels, base oils, drilling fluids and well services, solvents, natural gas and electricity, greases, lubricants, additives, polymers, chemicals, seals and valve components, battery systems and photovoltaic systems, subject to availability and provided that prices are competitive. If Supplier cannot procure, use or specify the use of such products, Supplier shall so inform Customer and justify its reasons. 24 GENERAL PROVISIONS 24.1 Notices and delivery (a) Any notices given under the Contract shall be in writing and in English, delivered by hand, by registered letter with acknowledgement of receipt, by courier using an internationally recognised courier company if sent abroad, or by electronic mail with proof of receipt, to the postal address or electronic address, specified in PART 1 – Form of Agreement of the Contract or elsewhere in the Contract. A Party may change its postal address, electronic address and/or details by prior notice to the other Party in accordance with this Clause 24.1.

(b) A notice shall be treated as having been received: (i) at the time of delivery, if delivered by hand, by registered letter with acknowledgement of receipt or courier; (ii) at the time of receipt by the sender of a proof of receipt by the addressee, if transmitted by electronic mail. 24.2 Severability If any provision of the Contract is deemed invalid by a court or any other competent authority for any reason, such invalidity shall not affect the validity or operation of the other provision of the Contract except only so far as shall be necessary to give effect to the construction of such invalidity and any such invalid provision shall be deemed severed from the Contract without affecting the validity or the balance of the Contract. 24.3 Waivers The failure on the part of either Party to enforce, from time to time, all or any portion of the terms and conditions of the Contract shall not constitute a waiver of such terms or conditions. 24.4 Entire agreement The Contract constitutes the entire agreement between the Parties, and supersedes all prior oral and written negotiations, understandings, representations and/or agreements with respect to the Contract made between the Parties prior to the Effective Date. 24.5 Cumulative rights The rights and remedies of the Parties shall not be limited to those set out in the Contract, and such rights and remedies shall be cumulative, and are not exclusive of any other rights or remedies provided by the Contract, law, equity or otherwise, provided however that the Contract shall always take precedence over any Applicable Laws with which it conflicts or which are expressly excluded by the Contract as far as legally permissible. Except as expressly stated in the Contract (or in law or equity), in the case of rights and remedies provided by law or equity, any right or remedy may be exercised wholly or partially from time to time. 24.6 Liens The Supplier shall not create or do anything (including by act, omission or negligence) which would result in the creation of any lien or charge on the Customer’s Site, property and equipment and/or the Goods or any part thereof. The Supplier hereby represents that it has not created any such lien or done anything as above before entering into the Contract. The Supplier shall defend, indemnify and hold the Customer’s Group harmless from and against any lien with respect to Customer’s Group’s property and equipment and/or the Goods or any part thereof, if directly created or caused by act, omission or negligence of the Supplier’s Group. 24.7 Amendments No modification of the Contract shall be effective unless set out in a written amendment duly signed by authorised representatives of the Parties. 24.8 Surviving clauses (a) Termination or expiry of the Contract for any reason shall not affect any rights or liabilities that may have accrued prior to such termination or expiry. (b) Without prejudice to the generality of Clause 24.8(a), any provision of the Contract which is intended to apply after termination of the Contract shall survive the termination of the Contract for whatever reason and shall continue notwithstanding such termination and thereafter remain in full force and effect. 24.9 Further assurance Supplier shall at its own cost do and/or execute or arrange for the doing and/or execution of, any act and/or document reasonably requested of it by Customer to implement and give full effect to the terms of the Contract. 24.10 Counterparts The Contract may be entered into in any number of counterparts and by the Parties on separate counterparts, all of which taken together shall constitute one and the same instrument. 24.11 Relationship of Parties The Contract has been concluded between independent Parties. No provisions of the Contract shall be interpreted as giving the right or mandate to either Party to act on behalf of the other Party and does not authorise any Party to bind any other Party nor as implying any association, agency, partnership, relationship of principal and agent or society between them, or as creating a joint and several liability between them. 25 THIRD PARTY RIGHTS 25.1 This Clause applies where the Contract is governed by English law. 25.2 Each of Customer’s Affiliates (as applicable) shall have the benefit of all rights, benefits and limitations provided for in the Contract and accordingly shall be entitled to enforce and rely on the Contract as if it were a Party. 25.3 Notwithstanding Clause 25.2, Customer and Supplier (or in the case of the Master Contract, Customer Signatory and Supplier Signatory) may agree to rescind or vary the Contract without the consent of any other person or entity. 25.4 Except as provided in Clause 25.2 and the Specific Terms, the Contract is intended to be solely for the benefit of the Parties and is not intended to confer any benefits upon, or to create any rights in favour of, any person other than the Parties. 26 GOVERNING LAW AND DISPUTE RESOLUTION 26.1 The interpretation, existence and validity of the Contract shall be subject to the laws of England and Wales. 26.2 Except as specified in the Contract, the Parties agree to submit any dispute to the exclusive jurisdiction of the courts of England and Wales. 26.3 N/A 26.4 The Parties expressly waive the application of the United Nations Convention on contracts for the international sale of goods (CISG). 27 ECONOMIC SANCTIONS AND EXPORT CONTROL 27.1 Neither Party shall be obliged to perform any obligation under the Contract if such performance would be non-compliant with, in violation of, inconsistent with, or expose a Party to punitive measures under Sanctions Laws / Regulations. 27.2 In the event that performance by a Party (the “Affected Party”) of the Contract (in whole or in part) results or would result in non-compliance with, a violation of, or be inconsistent with Sanctions Laws / Regulations, the Affected Party shall, as soon as reasonably practicable, give a written notice to the other Party indicating the details of the non-compliance with, violation of, or inconsistency with Sanctions Laws / Regulations. Customer may then: (a) suspend the Contract in full or in part until the Affected Party may lawfully perform the affected obligation under the Contract. In such case, the Affected Party shall as soon as possible (i) notify the other Party if the non-compliance, violation of, or inconsistency with Sanctions Laws / Regulations has ceased; (ii) resume performance of its obligations under the Contract, if and when requested by Customer; and/or (b) initiate discussion with the Supplier on whether amendments can be made to the Contract allowing the Contract to be performed in compliance with Sanctions Laws / Regulations; and/or (c) terminate in full or in part the Contract by giving to Supplier a written notice. 27.3 In case of Customer’s suspension (in full or in part) or termination (in full or in part) of the Contract as set forth in Section 27.2, no compensation shall be due to Supplier. 27.4 For purposes of clarification, if the Supplier is or becomes a Restricted Person, Customer shall be entitled not to make payments (outstanding or not) to Supplier unless or until such payments can lawfully be made under the applicable Sanctions Laws / Regulations. 27.5 Supplier shall defend, indemnify and hold Customer and its Affiliates harmless from and against any claim or loss resulting from any non-compliance with, violation of, or inconsistency with Sanctions Laws / Regulations by Supplier Group.

Page 79 sur 96 Master Contract for Supply of Goods and/or Services_20210101 PART 4 – SPECIFIC TERMS The Parties agree that the General Terms shall be amended as follows, and that such amendments in this 0 – Specific Terms shall take precedence over the General Terms: # Clause reference Amendment 1. 1.1 The following definitions are added to Clause 1.1 Part 3 – General Terms BOM Bill of materials used in the manufacture of the Modules. Insert definition as follows: Change in Applicable Law means the enactment, adoption, promulgation, modification, or revocation of any Applicable Law after the Effective date, which had not been introduced prior to the Execution Date, provided, however, that no change in any income tax law (whether national, federal or otherwise) or any other law imposing a tax, duty, levy, impost, fee, royalty, or similar charge on the importation or exportation of any item or service for which Supplier or Client, respectively, are responsible hereunder shall constitute a Change in Applicable Law. Consequential Loss means: (a) indirect or consequential loss; and/or (b) direct and/or indirect (i) loss of revenue, profit, anticipated profit, use, production, existing contracts, business opportunity and/or (ii) losses, costs and/or expenses resulting from Customer’s production facilities downtime and downtime of Supplier’s and its Subcontractors’ facilities. Defect means Performance Defect and/or Product Defect affecting any ofthe Modules, to the extent that it is covered under the Manufacturer’s Limited Warranty attached as Schedule 3.10. EPC Contractor

Page 80 sur 96 Master Contract for Supply of Goods and/or Services_20210101 # Clause reference Amendment Any contractor to which an Affiliated Company entrusted the engineering, procurement and construction of the installations part of a photovoltaic project. Fix Action consisting in eliminating a Defect and ensuring that there is no regression in the functionalities and performances of a Module. Manufacturer’s Warranty means the Limited Warranty applicable to the Modules, issued by Maxeon Solar Technologies, Ltd. Module(s) Photovoltaic module(s) to be purchased by the Customer, the technical specifications (datasheets) of which are attached to each Order. Product Defect means defects in materials or workmanship in a Module that materially impact the functioning of the Module under normal application, installation, use and service conditions during the Product Warranty Term (as such terms is defined in the Manufacturer’s Warranty), excluding the acceptable minor defects as described in Maxeon Performance Module Inspection Criteria. Performance Defect means a failure of a Module to have a Measured Peak Power of at least the Guaranteed Peak Power during the Power Warranty Term (as such terms are defined in the Manufacturer’s Warranty). Site Any geographical location or establishment of the Customer for which Modules are to be provided. Serial Defect occurs where a same Product Defect arising during the Serial Defect Period from the same root cause and causing a

Page 81 sur 96 Master Contract for Supply of Goods and/or Services_20210101 # Clause reference Amendment Performance Defect occurs in [***]% or more of the total number of the Modules delivered for the same Order, provided that such Serial Defect is claimed by Customer within the Serial Defect Period. Serial Defect Period means, with respect to any batch of Modules, the [***]-year period starting from the Warranty Start Date of the last delivered batch of Modules. Specifications The characteristics, required qualities and performance criteria for the Modules, described in the Master Contract and, in particular, in the documents included in Schedule 3.1 Goods List, and Schedule 3.10Manufacturer’s Warranties. Warranty Start Date Shall mean either (i) the date of array interconnection or (ii) the date that is six (6) months after Modules’ delivery on Site, whichever is earliest. If the delivery cannot be verified, then the manufacturing date will be used in its place. 2. 2.1 Replace clause 2.1. with the following clause: The scope of the Contract is the provision of Goods and/or Services by the Supplier to the Customer for pipelines of photovoltaic projects being developed by Total and its affiliated companies. 3. 7.7 Replace the Clause 7.7 Subject to clause 14.1, should Supplier fail, for reasons not attributable to Force Majeure or to the Customer or any of its Affiliates, to deliver the Goods by the Delivery Date, Customer shall be entitled to liquidated damages as set forth therein. Upon termination of an Order by Customer as per Clause 14.1, Clause 19.3(b) shall apply. 4. 7.13 Replace the Clause 7.12 and 7.13 with the following Clause: The Supplier warrants that it has full rights to dispose of the Modules and that the Modules are not encumbered by any liens or security interests.

Page 82 sur 96 Master Contract for Supply of Goods and/or Services_20210101 7.13.1. Statutory Warranties The Supplier shall be bound to comply with all statutory warranties applicable to the Modules in accordance with the applicable law and depending on the place where the Modules are delivered and, in particular, the warranty against latent defect and defective products in the case of the Modules. The Supplier shall comply with all applicable laws, Public Policy Provisions, regulations, requirements and good market practices applicable to the Modules with respect to inter alia production, manufacturing, repairs, setting prices and delivery, such that the Modules may be lawfully purchased, sold, transported, imported or exported. 7.13.2. Contractual Warranty The Supplier shall guarantee:  The power performance warranty of Modules for a period of twenty-five (25) years as of the Warranty Start Date, as further detailed in Schedule 3.10 Manufacturer’s Warranties.  The limited product warranty of Modules for period of twelve (12) years as of the Warranty Start Date according to the terms of the Warranty attached as Schedule 3.10 Manufacturer’s Warranties, to the extent it does not contravene to the present article. During these warranty periods, the Supplier shall be required to Fix, free of charge Defects discovered and reported in the Modules, and shall, at its own expense and within a reasonable period agreed by the Parties but not exceeding 45 days to which will be added the necessary shipment time, repair, replace and if such repair or replacement is not possible, at the Supplier discretion, then the Supplier shall reimburse the Modules to remedy the Defects discovered, according to the Manufacturer’s Warranty enclosed in Schedule 3.10 Manufacturer’s Warranties. [***]

Page 83 sur 96 Master Contract for Supply of Goods and/or Services_20210101 # Clause reference Amendment Serial defect identification (a) [***] (b) [***] Serial Defect Remediation [***] The warranties provided by the Supplier under this article are fully transferrable to any subsequent owners of the Modules. The Customer will inform the Supplier of the transferee’s identity and contact information.

Page 84 sur 96 Master Contract for Supply of Goods and/or Services_20210101 # Clause reference Amendment Also, during and after the expiry of the warranty periods set in the Agreement, the Supplier undertakes to provide, at the Customer’s request, with technical assistance and information concerning the Modules but also with the information about any known or recently discovered defects, corrections and upgrades made to the modules similar to the Modules or any components thereof. 7.13.3. Availability of Spare Parts Should Maxeon Solar Technologies, Ltd. consider discontinuing the production of the Modules after a given date, the Supplier shall inform in writing the Customer of such decision no later than [X] months prior to such date. 5. 7.15 Clause 7.15 is deleted in its entirety. 6. 7.17 Insert clause 7.17 The Customer may, without compensation or revision of the Supplier’s prices, defer all or part of the deliveries hereunder to the extent that: (i) the rescheduled delivery date(s) shall occur within the same calendar quarter during which the initially scheduled date(s) was/were scheduled to occur, and no later than three (3) calendar weeks from such latter date(s); (ii) the Customer shall inform the Supplier of such rescheduling at least two (2) calendar months prior to the initially scheduled delivery date by written notice; and (iii) only one deferral may be allowed by truck. 7. 9.2. In case of conflict, the following wording will take precedence over that of clause 9.2. Acceptance of Goods and/or Services shall take place in accordance with the procedures set out in Schedule 3.9. Module inspection, testing criteria, and defects. 8. 9.3 Replace the Clause 9.3 with the following Clause The Supplier shall remain fully responsible for any apparent Defects or non-Conformity until the Acceptance of the Goods by the Customer. Any Defect or non-Conformity which were not apparent at the time of Acceptance despite any inspection or

Page 85 sur 96 Master Contract for Supply of Goods and/or Services_20210101 # Clause reference Amendment acceptance by the Customer, is governed by the Manufacturer’s Warranty. 9. Add the following in a new clause 10.5 as follows: "No Post-Sales Obligations 10.5 Supplier’s obligations to deliver the Goods under the Agreement shall cease upon full and complete delivery of Conforming Goods to Customer, and Supplier shall have no post- sale obligations thereafter, other than the obligation to comply with statutory warranties and applicable laws as per Clause 7.13.1 and to cause the Manufacturer to comply with the terms of the Manufacturer’s Warranty. Without limiting the generality of the foregoing, Customer specifically acknowledges that Supplier has no obligation arising from or related to the installation of the Goods at the Customer's Sites." 10. 11 Replace the Clause 11.1 with the following Clause 11.1. Down Payment bond Before issuing the invoice for the down payment and upon specific request by the Customer, the Supplier shall provide the Customer with a down payment bond equal to the value of the down payment and valid until the date of delivery of the Goods plus [***] days. The costs (including all stamp duty or other taxes) incidental to the issue and maintaining this security, and of any extensions or modifications, must be borne by the Supplier and are deemed to be included in the Contract’s lump sum and/or rates. The down payment bond will be an on-demand bond approved by the Customer issued by a bank with a Standard & Poor’s credit rating of AA- or better or a Moody long-term credit rating of Aa3 in the form appended to the Contract or in a form satisfactory to the Customer. Insert the Clause 11.2 as follows: 11.2 Performance bond Upon specific request by the Customer, the Supplier shall provide to the Customer and maintain an irrevocable performance bank guarantee payable on first demand, valid until [***] days after arrival of the Modules on project Site, in an amount of [***]% of the price of the Order to guarantee the due performance of the Supplier’s obligations under the Contract. The costs (including all stamp duty or other taxes) incidental to the issue and maintaining this security, and of any extensions or modifications, must be

Page 86 sur 96 Master Contract for Supply of Goods and/or Services_20210101 # Clause reference Amendment borne by the Supplier and are deemed to be included in the Contract’s lump sum and/or rates. The performance bond will be an on-demand bond approved by the Customer issued by a bank with a Standard & Poor’s credit rating of AA- or better or a Moody long-term credit rating of Aa3 in the form appended to the Contract or in a form satisfactory to the Customer. Insert clause 11.3 as follows 11.3 Traceability a) For all Modules delivered under this Master Agreement, the Supplier shall implement and maintain a supply chain traceability program which conforms to the principles of identification of raw materials and components used in the production of solar modules. At the Customer’s request, such information may be audited by a third-party selected by the Customer using appropriate traceability protocols, it being understood cost of such audit will be paid by Customer. At the Customer’s request, the Supplier shall provide the Customer with information to demonstrate its compliance with the ability to perform tracing of materials and sufficient to identify the origin of the Modules and their components. For the avoidance of doubt Supplier will use commercially reasonable efforts to permit Customer and or its designated representative to request access upon reasonable notice to any manufacturing facility or other location where the components that (i) are owned by an Affiliate of Supplier, and (ii) from where the materials are sourced, produced, manufactured or provided to the extent Customer has a reasonably held suspicion (evidence of such suspicion shall be provided to Supplier in conjunction with any such request) that any of the components have been sourced, produced, manufactured or provided using forced labor. For sake of clarity, Supplier shall use aforementioned commercially reasonable efforts with respect to third parties that are not Affiliates of Supplier. b) In order to allow the traceability audit, the Products must only utilize raw materials derived from and components manufactured in the geographic regions in accordance with the law and regulation set in this Agreement.

Page 87 sur 96 Master Contract for Supply of Goods and/or Services_20210101 # Clause reference Amendment 11. 13.2 Replace the Clause 13.2 with the following Clause: Supplier shall be solely responsible and liable for all taxes, imposts, levies, fees, stamps, customs duties and dues of any kind and in line with the agreed Incoterm which may be assessed or levied by whatsoever authorities on Supplier (“Taxes”), its Affiliates, Subcontractors and Personnel in any country in connection with the performance of the Contract, including any taxes which Customer may be obligated to withhold from its payments to Supplier in accordance with Applicable Laws. 12. 14.1 Replace the Clause 14.1 with the following Clause: If the Supplier fails to deliver any or all of the Modules by the dates of delivery specified in the Order, except in case such delay has been directly caused by a force majeure event or by a fault of the Customer or its other suppliers, the Customer may request Supplier to pay as liquidated damages , provided that such delay has not been cured within a period of 7 days following notification of the delay by Customer, a sum calculated on the price of the delayed Batch of Modules and corresponding to the amounts specified here below: - [***]% of the total price of such Batch per week of delay, during the first 2 weeks of delay - [***]% of the total price of such Batch per week of delay, during the 3rd week of delay - [***]% of the total price of such Batch per week of delay, during the following weeks The overall limit of the liquidated damages for late delivery is [***]% of the total price of the Order. For the avoidance of doubt the payment of delay liquidated damages by Supplier shall be the sole and exclusive remedy for late deliveries by Supplier under the Master Contract, subject to Customer’s right to terminate the Order for which delivery of Modules has been delayed, in accordance with art. 19.2 and claim damages if overall limit of the liquidated damages mentioned in the preceding sentence is reached. 13. 16 The following section is added to clause 16. Notwithstanding Clause 16.6, Company shall be entitled to share information, supplied by Supplier to Customer, with Customer’s potential EPC contractors provided such EPC contractors are not direct competitors of Supplier. 14. 16.1 Replace clause 16.1 with the following clause:

Page 88 sur 96 Master Contract for Supply of Goods and/or Services_20210101 # Clause reference Amendment All information supplied by any Party (the “Disclosing Party”) to the other (the “Receiving Party”) in connection with the Contract shall be kept confidential (unless and until released by the Disclosing Party) and Receiving Party shall not disclose such information to anybody except as provided in this Clause. This Clause 16.1 shall not apply to information which, as evidenced by the Receiving Party. (a) is already in the public domain at the time of disclosure; or (b) has becomes publicly available without any wrongdoing of the Supplier (c) was disclosed by third party with the right to do so or is developed independently by Supplier (d) is required to be disclosed under Applicable Laws (provided Receiving Party shall give notice to Disclosing Party prior to such disclosure). 15. 16.7 Insert the following clause in article 16 as follows: 16.7 Notwithstanding anything to the contrary set forth in this Clause 16, Customer shall be authorized to disclose, without Supplier’s prior consent (but subject to information thereof), an executed copy of this Agreement to the EPC Contractor selected by Customer for any given Project in accordance with the terms of this Agreement, if Customer and such selected EPC contractor consider entering with Supplier into a Novation Agreement in the form attached as Exhibit [__] hereof for the purpose of novating any issued Purchase Order to that EPC Contractor. Any such disclosure shall be subject to Customer and that EPC contractor having first entered into a confidentiality agreement. 16. 18 Replace clause 18.1 with the following clause: 18.1 Supplier shall take out and maintain in force and shall procure that any its Subcontractors (if any) takes out and maintains in force and effect with reputable insurers such insurance policies as may be necessary in accordance with Good Industry Practice to insure Supplier against all manner of risks that might arise out of the acts or omissions of Supplier or otherwise in connection Supplier’s performance of its obligations under the Contract, including those insurances detailed further in SCHEDULE 3.8 , at their own expenses throughout the Term. 17. 17 Replace the Clause 17.1 with the following Clause: 17.1 Consequential Loss

Page 89 sur 96 Master Contract for Supply of Goods and/or Services_20210101 # Clause reference Amendment The Parties agree that neither of them shall be liable to the other, whether by way of indemnity or by reason of any breach of this Agreement or warranty or of statutory duty or by reason of tort or the committing of any actionable wrong (including without limitation negligence) or otherwise, for Consequential Loss suffered by that other Party and, to that effect: (i) Customer waives its rights of recourse and shall defend, indemnify and hold harmless Supplier from Customer’s own or that of its Affiliates Consequential Loss arising from, out of or in relation to the performance of the Contract; and (ii) Supplier waives its rights of recourse and shall defend, indemnify and hold harmless Customer, its Affiliates from Supplier’s own or that of its Affiliates or its Subcontractors Consequential Loss arising from, out of or in relation to the performance of the Contract. The foregoing exclusions shall not (i) limit or preclude recovery, where applicable, of delay or performance liquidated damages or (ii) limit or preclude recovery of amounts owed by Customer or Supplier (a) to third parties or (b) where such amounts relate to claims or losses arising in connection with the gross negligence, willful misconduct or fraudulent actions of Supplier or Customer. Insert clause 17.2 as follows: 17.2 Liability Limit (a) Supplier’s aggregate financial liability arising out of or in connection with: (b) Clauses 19.1-19.3 (termination due to Supplier’s default), shall not exceed (100 % Percent ) of the Total payments actually received by the Supplier from the Customer under this Master Agreement ("Liability Limit"), whether this liability arises including by from breach of contract, tort (including negligence) or otherwise at law, provided however that the Liability Limit shall not apply in case of willful misconduct of Supplier, its Subcontractors or its Affiliates. (c) For the avoidance of doubt, the Liability Limit does not apply, limit or otherwise affect any other of Supplier’s non-monetary liabilities or obligation under the Contract, including the obligation to deliver the Goods. Customer shall bear any invoiced costs in

Page 90 sur 96 Master Contract for Supply of Goods and/or Services_20210101 # Clause reference Amendment excess of the Liability Limit reasonably incurred by Supplier in complying with these obligations. (b) The Liability Limit shall not include, and shall therefore be in excess of, any and all proceeds recoverable by Supplier from the insurances. Insert clause 17.3 as follows:17.3 Third Parties Each Party shall defend, indemnify and hold harmless the other Party and its Affiliates against any claim from any Third Party arising out of that Party’s failure to perform its obligations under the Contract or arising out of the performance of the Contract, regarding the negligence or breach of duty (whether statutory or otherwise), or tortious acts or omissions, or failure to preserve property under the care and custody of a member of Supplier that Party, its Subcontractor or its Affiliates causing harm, loss or damage of any kind to third party (meaning someone who is not other than, for the avoidance of doubt Customer, its Affiliates, Supplier, its Affiliates or Supplier’s Subcontractors) and their property. 18. 19 Insert following clause in Article 19: Termination due to Customer’s default 19.11 In the event the Customer fails to pay any amount to Supplier after it becomes due (save for any amount of which payment is disputed by Customer in accordance herewith), the Supplier may send a certified letter with return receipt requested to Customer requesting payment within thirty (30) calendar days from the date of such certified letter, and informing Customer that (i) all deliveries of Products to Customer under any Order (whether already issued or to be issued) may be suspended from the date of such letter at Supplier’s discretion until payment in full of that amount by Customer, and (ii) failure by Customer to cure the payment default within that thirty (30) calendar days period may entitle Supplier to terminate the Order under which the payment default has occurred, without indemnity or liability of any nature to Customer and without prejudice to the Supplier’s right to claim damages. 19. 21.4 The following clause will be added to section 21 (as clause 21.4)

Page 91 sur 96 Master Contract for Supply of Goods and/or Services_20210101 Article 21.4 Assignment and Novation Subject to full compliance with the requirements set forth in this Section 21.4, the Customer may either: (i) novate an Order pertaining to a project (an “Order Novation”), preferably before issuance of the down payment invoice by Supplier to Customer in accordance with Clause 13.1(i) of PART 4 (Specific Terms) of the Master Contract, otherwise Customer shall bear the costs and expenses that may be incurred by Supplier in relation to that Order Novation; or (ii) assign its right to issue an Order Request pertaining to a project (an “Assignment of Order Request Issuance Right”) at any time prior to issuance of any such Order Request by the Customer for such project, in each case to the EPC contractor selected by the Customer to build that project (for the purpose of this Clause 21.4, “EPC Contractor”). For Customer to be able to proceed with either an Order Novation or an Assignment of Order Request Issuance Right to EPC Contractor in accordance with the preceding paragraph, and for the same to become effective and binding vis-à-vis Supplier, all the following conditions precedent shall have been met: (x) Conditions precedent applicable to any Order Novation or Assignment of Order Request Issuance Right: (a) Customer shall, at least [30] days prior to the Customer's proposed date for selecting the project's EPC Contractor, communicate in writing to Supplier: (i) a list providing the corporate name of the EPC contractor candidates pre-selected by the Customer as well as a confirmation by the Customer that each such pre- selected candidate meets the Total Group's standard due diligence selection criteria; and (ii) a copy of the up-to-date Total Group's standard due diligence selection criteria mentioned in (i) above; provided, that should the Customer become aware, after

Page 92 sur 96 Master Contract for Supply of Goods and/or Services_20210101 # Clause reference Amendment the communication mentioned in this paragraph (a) but before the actual selection of the Incoming Party, of any material information making the confirmation with respect to any EPC contractor candidate no longer accurate, it shall promptly inform Supplier accordingly, provide specifics as to such relevant information, and inform Supplier as to whether such untruthfulness or inaccuracy disqualifies the relevant EPC contractor candidate from the Customer's EPC contractor selection process. (b) Supplier shall, within [15] business days from the reception date of all the information referred to in paragraph (b) above, notify in writing to Customer (which notification shall be binding on Supplier and Customer) the name(s) of the EPC contractor candidate(s) with respect to which Supplier will and will not consent, as applicable, to any Order Novation or any Assignment of Order Request Issuance Right, should any such candidate be selected as EPC contractor by Customer. Should Supplier fail to notify Customer timely, it will be deemed to have impliedly consented to the Order Novation or Assignment of Order Request Issuance Right by Customer to the EPC Contractor ultimately selected by it from the list mentioned in subparagraph (a)(i). Supplier will handle all information communicated by Customer to it pursuant to this Section 21.4, in particular the list of EPC candidates provided, in a strictly confidential manner. (y) Condition precedent applicable to any Order Novation (only): A novation agreement, in the form attached as Schedule 3.16 to PART 3 (GT) to the Master Contract, shall have been entered into between the Customer, Supplier, and the EPC Contactor (the “Novation Agreement”). Any Order Novation or Assignment of Order Request Issuance Right by Customer in breach of the provisions set forth in this Section 21.4 shall be null and void and have no effect vis-à-vis Supplier. 20. 23 Replace clause 23 by the following: TOTAL PRODUCTS As far as legally permissible and reasonably possible under the circumstances during the time the Contract is effective, Supplier

Page 93 sur 96 Master Contract for Supply of Goods and/or Services_20210101 # Clause reference Amendment shall and shall cause its Affiliates and use commercially reasonable efforts to cause its Subcontractors, to invite Customer or any of its Affiliates to bid in any tendering procedure initiated by the Supplier, any of its Affiliates or any of its Subcontractors, in each case for the procurement and use, products and services marketed by Customer or any of its Affiliates, including marine, road and aviation fuels, base oils, drilling fluids and well services, solvents, natural gas and electricity, greases, lubricants, additives, polymers, chemicals, seals and valve components and battery systems, subject to availability and provided that prices are competitive. 21. 24.5 Replace clause 24.5 by the following: 24.5 Cumulative rights Except as expressly stated in the Contract with respect of payment with Liquidated Damages, the rights and remedies of the Parties shall not be limited to those set out in the Contract, and such rights and remedies shall be cumulative, and are not exclusive of any other rights or remedies provided by the Contract, law, equity or otherwise, provided however that the Contract shall always take precedence over any Applicable Laws with which it conflicts or which are expressly excluded by the Contract as far as legally permissible. Except as expressly stated in the Contract (or in law or equity), in the case of rights and remedies provided by law or equity, any right or remedy may be exercised wholly or partially from time to time. 22. 24.9 Replace clause 24.9 by the following: 24.9 Further assurance Any Party shall at its own cost do and/or execute or arrange for the doing and/or execution of, any act and/or document reasonably requested of it by the other Party to implement and give full effect to the terms of the Contract. 23. 24.12 The following clause will be added to section 24 (as clause 24.12) 24.12 Variation order 1) The Customer shall be entitled to issue at any time a variation order request to the Supplier in relation to the Modules. In this event, the Supplier shall provide the Customer, within 10 Business Days as from Customer’s first written request, with a variation price proposal listing the direct costs to be incurred by the Supplier as a result of such variation order plus the amount equal to 10% of such direct costs as Supplier’s profits and margin.

Page 94 sur 96 Master Contract for Supply of Goods and/or Services_20210101 # Clause reference Amendment 2) The Customer shall then, as soon as practicable after receiving such proposal, by written notice to the Supplier: (i) instruct the Supplier to execute the variation order on the terms set forth in the proposal issued by the Supplier, which shall be confirmed by an amendment to the Contract. Supplier shall continue performing the Services without taking into account the variation order until the effective date of such amendment, (ii) notify its refusal of the proposal issued by the Supplier, in which case clause 3. below shall apply, (iii) amend its initial variation order request and request a revised proposal from Supplier, or (iv) withdraw its variation order request. 3) If Customer and Supplier cannot agree on the terms set forth in the proposal issued by the Supplier within seven (7) days from the notification of refusal issued by the Customer, Customer may nevertheless direct Supplier to proceed with the change(s) that is/are the subject of the variation order request, and Supplier shall implement such change(s) and be paid for any direct costs that it will incur with respect to such variation order plus a mark- up of 7% (seven percent) on any such direct costs; provided, for the avoidance of doubt, that such implementation shall not prejudice Supplier's right to dispute the impact of the variation order in accordance with the provisions of Clause xx (Settlement of Disputes) shall apply. 4) Supplier shall be entitled to a Variation Order that equitably adjusts the Price and Delivery Schedule of Supplier’s obligations hereunder in the event of: (i) Customer requires performance by Supplier to be accelerated or suspended to the extent not caused by Supplier’s delay or other circumstances for which Supplier is responsible under the Contract; (ii) change in Applicable Laws occurring or implemented after the execution date of an Order including, without limitation, changes in any statute, regulation, code, import or export tariff, custom, or duty; (iii) changes to the Modules specifications or requirements thereof by the Customer, including changes to the volumes or applicable delivery schedules thereof (iv) failure by Customer to make the Down Payment, as applicable, to the extent required by the Master Contract and Contract;

Page 95 sur 96 Master Contract for Supply of Goods and/or Services_20210101 # Clause reference Amendment provided that, in each case, the Supplier has notified the Customer within 7 days of first becoming aware of circumstances giving right to a Variation Order and provides full details of any claim as soon as reasonably practicable and in any event within 7 days after the date of its initial notice. 5) Supplier may, in its discretion, make proposals or suggestions to Customer to vary or modify the Module (and Services if any). Customer shall respond as soon as commercially practicable to any such request and shall notify any basis for acceptance or rejection of such proposal; provided, however, Customer (except as required by this clause Variation Order), shall have discretion as to whether to accept, reject, or propose modifications to Supplier’s proposals. 24. 24.13 The following clause will be added to section 24 (as clause 24.13) 24.13 Cooperation between the Parties In order to avoid matters to escalate between the Parties during the execution of the Contract, a Party that wishes to make a claim or an allegation against the other Party, shall base such claim or allegation on the facts of the matter in question allowing the other Party a possibility to review and take a position on such claim or allegation. 25. Schedule 3.7. The following preamble shall be added to Schedule 3.7 Hygiene, Safety, and the Environment Policy: The specifications set out in this schedule shall be applicable as relevant to the correct performance of the Supplier’s obligations under the Contract. 26. 7.18 Insert in clause 7.18 1 The Supplier shall have the right to modify the Modules power binning distribution of any weekly batch set forth in the Delivery Schedule, provided that (i) such change be notified in writing to the Customer not less than six (6) calendar weeks before the Date for Shipment of the relevant Batch, and; (ii) the quantity of Modules to be delivered in each weekly batch remains the same, and; (iii) the total aggregate quantity of modules to be delivered under this Agreement remains the same, and; (iv) the total aggregate Wp power to be delivered under this Agreement remains the same (v) Modules of the same batch shall be of the same Wp power (VI) The maximum difference of Wp between two modules of this Agreement is not more or less than 3% of the Module average Wp power.

Page 96 sur 96 Master Contract for Supply of Goods and/or Services_20210101 # Clause reference Amendment 2 Product change notice. Supplier shall have the right to modify the Modules BOM without any modification of the Price and Delivery Schedule, provided that it notifies the Customer 4 weeks before the date of production and subject to Customer approval which shall not be unreasonably withheld. 3 Supplier shall be entitled to perform the delivery of a batch of Modules, up to three (3) weeks prior to the date defined in the Delivery Schedule with the Customer's prior written agreement which shall not be unreasonably withheld, by sending a written notice by email to the Customer two (2) weeks prior to the new scheduled delivery date at the Delivery Place. In the event the Supplier delivers the Modules before the date defined in the Delivery Schedule without the Customer's prior written agreement, the Customer reserves the right to store the batch in a place identified by the Supplier and at the Supplier’s cost.